UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Inhibitex, Inc.

(Name of Subject Company)

Inhibitex, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Joseph M. Patti, Ph.D.

Chief Scientific Officer and Senior Vice President

of Research and Development

9005 Westside Parkway

Alpharetta, GA 30009

(678) 746-1100

With copies to:

David S. Rosenthal, Esq.

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Schedule 14D-9 (“Amendment No. 6”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on January 17, 2012, and subsequently amended by Amendment No. 1 on January 19, 2012, Amendment No. 2 on January 27, 2012, Amendment No. 3 on February 1, 2012, Amendment No. 4 on February 3, 2012, and Amendment No. 5 on February 6, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Inhibitex, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by (i) Inta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent, disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 13, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash but subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following paragraphs at the end of such section:

“Completion of the Offer.

The Offer and withdrawal rights expired at midnight, New York City time, on February 10, 2012. The Depositary has advised Parent and Purchaser that 77,532,611 Shares were validly tendered and not properly withdrawn (not including 4,260,705 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not properly withdrawn have been accepted for payment by Purchaser and Parent in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares held by the Company in treasury, Parent or Purchaser immediately prior to the effective time of the Merger, or any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist. In addition, upon completion of the Merger, the common stock of the company will cease to be traded on the NASDAQ Stock Market.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Schedule 14D-9 is true, complete and correct.

INHIBITEX, INC.

Dated: February 13, 2012	By:	/s/ Joseph M. Patti
	Name:	Joseph M. Patti, Ph.D.
	Title:	Chief Scientific Officer and Senior Vice President of Research and Development

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